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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              ImmuCell Corporation
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                    452525306
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                    [_]  Rule 13d-1(b)
                    [X]  Rule 13d-1(c)
                    [_]  Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 452525306                                            PAGE 2 OF 5 PAGES
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  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael F. Brigham
------  ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                   (b) [_]

------  ------------------------------------------------------------------------
  3     SEC USE ONLY


------  ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                    5     SOLE VOTING POWER

  NUMBER OF               178,045 (includes 99,269 shares subject to options
                          that are exercisable within 60 days)
   SHARES         ------  ------------------------------------------------------
                    6     SHARED VOTING POWER
BENEFICIALLY
                          0
OWNED BY EACH     ------  ------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
  REPORTING
                          178,045 (includes 99,269 shares subject to options
   PERSON                 that are exercisable within 60 days)
                  ------  ------------------------------------------------------
    WITH            8     SHARED DISPOSITIVE POWER

                          0
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        178,045 (includes 99,269 shares subject to options that are exercisable within 60 days)
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                               [_]

------  ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.3%
------  ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        IN
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CUSIP No. 452525306                                            PAGE 3 OF 5 PAGES
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Item 1(a).    Name of Issuer:
              --------------
              ImmuCell Corporation


Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              56 Evergreen Drive
              Portland, ME 04103


Item 2(a).    Name of Persons Filing:
              ----------------------
              Michael F. Brigham


Item 2(b).    Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------
              The business address of Michael F. Brigham is c/o ImmuCell Corporation, 56 Evergreen Drive, Portland, ME 04103.


Item 2(c).    Citizenship.
              -----------
              Mr. Brigham is a citizen of the United States.


Item 2(d).    Title of Class of Securities:
              ----------------------------
              common stock, par value $0.10 per share ("Common Stock").


Item 2(e).    CUSIP Number:
              ------------
              452525306


Item 3.       If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
              -----------------------------------------------------------------
              or (c), check whether the person filing is a:
              --------------------------------------------
              Not applicable.


Item 4.       Ownership.
              ---------
              (a)   Amount Beneficially Owned:
                    -------------------------
                    Mr. Brigham beneficially owns 178,045 shares of Common Stock of the Issuer, which includes 99,269 shares subject to options that are exercisable within 60 days.
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CUSIP No. 452525306                                            PAGE 4 OF 5 PAGES
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              (b)   Percent of Class: 6.3%.
                    ----------------

              (c)   Number of shares as to which such person has:
                    --------------------------------------------
                    (i)   Sole power to vote or to direct the vote:

                          178,045 (includes 99,269 shares subject to options that are exercisable within 60 days.)

                    (ii)  Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:

                          178,045 (includes 99,269 shares subject to options that are exercisable within 60 days.)

                    (iv)  Shared power to dispose or direct the disposition of:
                          0


Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------
              Not Applicable.


Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company or
              ---------------------------------------------------------------
              Control Person.
              --------------
              Not Applicable.


Item 8.       Identification and Classification of Members of the Group.
              ---------------------------------------------------------
              Not Applicable.
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CUSIP No. 452525306                                            PAGE 5 OF 5 PAGES
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Item 9.       Notice of Dissolution of Group.
              ------------------------------
              Not Applicable.


Item 10.      Certifications.
              --------------
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 9, 2003                                  /s/ Michael F. Brigham
                                                        ------------------------
                                                            Michael F. Brigham